Room 4561

July 16, 2007

Mr. Christian R. Larsen, President
Pacific Webworks, Inc.
180 South 300 West, Suite 400
Salt Lake City, Utah

> **Re: Pacific Webworks, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 000-26731**

Dear Mr. Larsen:

We have reviewed your response to our comment letter dated April 31, 2007 in connection with the above referenced filing and have the following comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1 – The Company and Basis of Presentation

Revenue Recognition, pages 20-21

1.   We have read your response to prior comment number 1 and continue to believe that your revenue recognition policy with respect to these transactions was not in compliance with GAAP. Unless you dispute the facts as described in our letter to you dated April 25, 2007, we do not believe that your conclusions with respect to collectibility were appropriate prior to the change in your practices. In terms of your SAB 99 analysis for 2005, we do not believe that you have established that a restatement is not necessary. We note that your hosting revenue and total

revenues would be reduced by 46% and 14%, respectively. General and administrative and total operating expenses would also be reduced by 45% and 18%, respectively. Your analysis of qualitative factors does not appear sufficient to overcome the magnitude of these errors in 2005. Further, bad debt expense appears to have been an even greater percentage of revenues in 2006 for which you did not provide an analysis. Absent any persuasive evidence to the contrary, we believe that your financial statements should be restated for these errors.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3451 if you have any questions regarding this comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief